UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
COMMISSION FILE NUMBER 001-33460
CUSIP NUMBER 372910-30-7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GEOKINETICS INC.
Full Name of Registrant

N/A
Former Name if Applicable

1500 CityWest Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77042
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Shortly before the filing deadline, the Registrant completed its projections of future results of operations and determined that it had a reasonable expectation that it would be unable to comply with the financial covenants in its revolving credit facility.  As a result of this determination, management has expended considerable time and effort devoted to negotiations with the lenders under the revolving credit facility, which impacted the Registrant’s ability to complete its Form 10-K without unreasonable time and expense.  Additionally, the results of these negotiations affected the Registrant’s ability to provide an up-to-date discussion of its financial position and liquidity.  The Registrant received the required waivers from the lenders under its revolving credit facility on April 1, 2011, and so was unable to complete its filing before the close of business on March 31, 2011.  The Registrant will file its Form 10-K for the year ended December 31, 2010 on April 1, 2010, promptly after the filing of this Form 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gary L. Pittman	(713)	850-7600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Appendix 1 to this Form 12b-25 is a draft Consolidated Statement of Operations.  The following summarizes the significant changes from 2009 compared with 2010.

Revenues.  Consolidated revenues increased approximately 9.2% in 2010 compared with 2009 primarily due to the acquisition of the onshore seismic data acquisition and multi-client library business of Petroleum Geo-Services ASA (“PGS Onshore Business”), which the Registrant closed in February 2010.  Consolidated revenues of the combined operations of the Registrant and the PGS Onshore Business were negatively impacted by lower crew utilization and from a job mix that included less shallow water work, commencement delays and weather related down time.

Expenses.  Direct operating expenses increased from $370.2 million in 2009 to $454.2 million in 2010 primarily as a result of the increased operations associated with the acquisition of the PGS Onshore Business.

General and Administrative Expenses.  General and administrative expenses increased from $53.8 million in 2009 to $81.2 million in 2010 primarily as a result of the acquisition of the PGS Onshore Business.

Interest Expense.  The increase in interest in 2010 compared with 2009 is primarily attributable to $300 million of senior secured notes issued by the Registrant to finance the acquisition of the PGS Onshore Business.

Geokinetics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GEOKINETICS INC.

Date	April 1, 2011	By	/s/ Gary L. Pittman
Gary L. Pittman, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Appendix 1

GEOKINETICS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, except per share amounts)

	Year Ended December 31,
	2010	2009
	(Unaudited)
Revenues
Seismic data acquisition	$549,116	$500,283
Data processing	9,018	10,683
Total revenue	558,134	510,966
Expenses:
Seismic data acquisition	445,300	361,525
Data processing	8,893	8,641
Depreciation and amortization	112,897	56,921
General and administrative	81,190	53,791
Total expenses	648,280	480,878
Loss on disposal of property and equipment	(1,910)	(3,759)
Gain on insurance claim	—	—
Income (loss) from operations	(92,056)	26,329
Other income (expenses):
Interest income	1,767	242
Interest expense	(39,594)	(6,213)
Loss from change in fair value of derivative liabilities	(6,415)	(7,324)
Bridge loan commitment fees	—	(2,910)
Foreign exchange gain	365	680
Other, net	2,059	113
Total other expenses, net	(41,818)	(15,412)
Income (loss) before income taxes	(133,874)	10,917
Provision for income taxes:
Current expense	13,986	30,374
Deferred benefit	(9,176)	(7,122)
Total provision for income taxes	4,810	23,252
Net income (loss)	(138,684)	(12,335)
Inducements paid to preferred stockholders	—	(9,059)
Dividend and accretion costs	(8,850)	(12,731)
Loss applicable to common stockholders	$(147,534)	$(34,125)
For Basic and Diluted Shares:
Loss per common share	$(8.46)	$(3.14)
Weighted average common shares outstanding	17,441,423	10,875,264